PRIMERO DISCOVERS ANOTHER NEW HIGH GRADE VEIN AT SAN DIMAS
AND INTERSECTS NEW MINERALIZATION AT CERRO DEL GALLO

Toronto, Ontario, December 4, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP, ASX:PPM) is pleased to announce results of recent drilling at both its San Dimas mine and its Cerro del Gallo development project in Mexico.

Exploration Highlights include:

Discovery of another new high-grade vein in the West Block, including 7.4 g/t Au and 528 g/t Ag over 11.9 m (LYR13_002) and 12.0 g/t Au and 2,109 g/t Ag over 3.2 m (LYR13_009);

Discovery of a “bonanza” area in the Victoria vein, including 85.0 g/t Au and 2,716 g/t Ag over 9.1 m (VIC13_291) and 81.7 g/t Au and 4,536 g/t Ag over 7.2 m (VIC13_289) and extending the known mineralization in the Victoria vein to the west, including 19.2 g/t Au and 993 g/t Ag over 3.1 m (VIC13_290);

Intercepting near surface mineralization within 2.0 kilometres of the Cerro del Gallo deposit, including 3.6 g/t Au and 116 g/t Ag over 8.1 m at a depth of 46.0 m (CP13-027).

Drilling results are summarized in Table 1 and 2.

“Exploration continues to add value for Primero,” stated Joseph F. Conway, President and Chief Executive Officer. “With the discovery of another new high grade vein and the extension of existing veins at San Dimas, our exploration team continues to improve the mine life of our platform San Dimas mine. Our strategy at San Dimas remains focused on exploring for high grade mineralization in close proximity to existing infrastructure in order to shorten the time to cash flow from our exploration activity. In addition, we are very pleased to have confirmed our belief that there is significant exploration upside at our recently acquired Cerro del Gallo project. With further positive exploration results the economics of the Cerro del Gallo project may be improved.”

The Company’s 2013 $19 million exploration program is allocated $15 million at San Dimas and $4 million at Cerro del Gallo. The San Dimas exploration program planned for 89,000 metres of diamond drilling, including 41,000 metres of exploration drilling and 48,000 metres of delineation drilling, plus 3,800 metres of exploration drifting. The Cerro del Gallo exploration program planned for approximately 8,100 metres of in-fill drilling, 3,900 metres of condemnation drilling plus 4,200 metres of metallurgical and environmental drilling. The Company had completed a total of 111,067 metres of drilling as of November 30, 2013, in excess of the originally planned program for the same amount as a result of improved productivity.

San Dimas High Grade Veins Expand

Drilling approximately 3.0 kilometres north of the Alexa vein, in the Luz y Reyes area of the West Block, has discovered mineralization including 7.4 grams per tonne (“g/t”) gold (“Au”) and 528 g/t silver (“Ag”) over 11.9 metres (“m”) (LYR13_002) and 12.0 g/t Au and 2,109 Ag over 3.2 m (LYR13_009) (Table 1). The Company has named this new high grade mineralization the Perez vein (Figure 1).

The Company discovered the Alexa and Victoria veins in the Sinaloa Graben block in the first half of 20121, and subsequently these veins added 105,000 ounces of gold and 5.6 million ounces of silver to its year end 2012 Mineral Reserves estimate. Due to their close proximity to existing infrastructure, the Company successfully developed access to the Alexa and Victoria veins within 12 months of their discovery and has mined approximately 57,870 tonnes (or 8%of total tonnes mined) from them year-to-date in 2013.

Recent drilling in the Victoria vein has encountered a pocket of very high grade mineralization including 85.0 g/t gold and 2,716 g/t silver over 9.1 metres (VIC13_291) and 81.7 g/t gold and 4,536 g/t silver over 7.2 metres (VIC13_289). Drilling has also successfully extended the known mineralization in the Victoria vein to the west, including 19.2 g/t gold and 993 g/t silver over 3.1 metres (VIC13_290). The Victoria vein now extends at least 500 metres laterally and approximately 400 metres vertically and remains open along strike and at depth (Figure 2). Drilling for the remainder of 2013 will continue to test for the extension of the Victoria vein laterally into the West Block under old workings of the Pilar mine.

The Company is optimistic that these results will have a positive impact on the average reserve grade of the Victoria vein as its average grade in the Company’s year-end 2012 reserve estimation was 3.2 g/t gold. Due to the close proximity to existing infrastructure the Company expects it will include this new mineralization in the Victoria vein in its 2014 mine plan and could be accessing the material as early as the first quarter of 2014.

Delineation drilling on the Robertita vein in the Central Block continues to extend the economic ore shoot at depth (Figure 4). Reserves contained in the Robertita vein at year end 2012 averaged 6.2 g/t gold and this area remains an important contributor to the Company’s near term mine plan.

The Company remains focused on aggressively exploring in several blocks of the San Dimas district. The Company’s geologists remain very optimistic our exploration strategy will lead to extensions of existing prolific vein systems and the discovery of new currently unknown veins.

Near Surface Mineralization Confirmed in Close Proximity to the Cerro del Gallo Deposit

The Cerro del Gallo Project is located within the San Anton property in the state of Guanajuato in central Mexico, near the historic Guanajuato Mining District. The Company’s approximately $4 million Cerro del Gallo exploration program began in August 2013.

Three drill rigs operating on the property have completed 15,179 metres of drilling year-to-date. Drilling has included in-fill drilling, condemnation drilling, and metallurgical and environmental drilling. Limited exploration drilling has been completed to date, however, in the first drilling completed on the San Anton property outside of the Cerro del Gallo deposit since 2008, the Company recently intersected near surface mineralization in the Carmen-Providencia vein system, within 2.0 kilometres of the Cerro del Gallo deposit. Results include 3.6 g/t gold and 116 g/t silver over 8.1 metres at a true depth of 46.0 m (CP13-027) and 9.5 g/t gold and 234 g/t silver over 0.3 metres at a depth of 62.0 metres (CP13-027) (Table 2) (Figure 3).

Drilling at Cerro del Gallo in 2013 is focused both on exploring the greater San Anton property, resource to reserve conversion and detailed metallurgical characterization of the Cerro del Gallo transition zone. The exploration work is an important component for the Cerro del Gallo construction decision as the Company believes that with continued positive exploration results from close high grade epithermal veins the economics of the low grade (0.7 g/t gold average reserve grade reported in the 2012 feasibility study2) Cerro del Gallo project can be improved.

Table 1: Significant San Dimas Drill Results

Area	Drill Hole	Purpose	Grade (g/t)		Estimated True Width (m)
			Gold	Silver
West Block (Perez)	LYR13_001	Exploration	2.3	351	0.6
West Block (Perez)	LYR13_002	Exploration	7.4	528	11.9
West Block (Perez)	LYR13_003	Exploration	5.6	445	0.8
West Block (Perez)	LYR13_004	Exploration	1.8	296	0.5
West Block (Perez)	LYR13_005	Exploration	5.4	803	0.7
West Block (Perez)	LYR13_007	Exploration	12.3	206	2.6
West Block (Perez)	LYR13_008	Exploration	1.0	230	0.4
West Block (Perez)	LYR13_009	Exploration	12.0	2,109	3.2
West Block (Perez)	LYR13_009	Exploration	3.8	517	3.8
West Block (Victoria)	VIC13_282	Delineation	5.7	142	1.1
West Block (Victoria)	VIC13_284	Delineation	25.8	318	0.4
West Block (Victoria)	VIC13_287	Delineation	8.7	507	0.7
West Block (Victoria)	VIC13_288	Delineation	3.2	57	2.9
West Block (Victoria)	VIC13_289	Delineation	81.7	4,536	7.2
West Block (Victoria)	VIC13_290	Delineation	19.2	993	3.1
West Block (Victoria)	VIC13_291	Delineation	85.0	2,716	9.1
West Block (Victoria)	VIC13_293	Delineation	57.8	1,724	1.1
West Block (Victoria)	VIC13_294	Delineation	20.8	1,043	11.4
Central Block (Robertita Vein)	ROB13_305	Delineation	10.6	601	1.9
Central Block (Robertita Vein)	ROB13_307	Delineation	4.0	281	0.4
Central Block (Robertita Vein)	ROB13_310	Delineation	21.5	567	0.6
Central Block (Robertita Vein)	ROB13_312	Delineation	14.9	552	3.1

Table 2: Significant Cerro Del Gallo Drill Results

Area	Drill Hole	Purpose	Grade (g/t)		Estimated True Width (m)
			Gold	Silver
Carmen Providencia Vein	CP13-027	Exploration	3.6	116	8.1
Carmen Providencia Vein		Exploration	9.5	234	0.3

Figure 1: San Dimas Plan View: http://media3.marketwire.com/docs/P1204-F1.jpg

Figure 2: Victoria Vein Drill Locations - Longitudinal Section: http://media3.marketwire.com/docs/P1204-F2.pdf

Figure 3: Perez Vein Drill Hole Locations - Longitudinal Section: http://media3.marketwire.com/docs/P1204-F3.pdf

Figure 4: Robertita Vein Drill Locations - Longitudinal Section: http://media3.marketwire.com/docs/P1204-F4.pdf

Figure 5: Cerro del Gallo Plan View: http://media3.marketwire.com/docs/P1204-F5.pdf

Figure 6: Carmen Providencia Vein: http://media3.marketwire.com/docs/P1204-F6.pdf

(1)

Refer to the Company’s news releases of March 28, 2012, “Primero Reports 2011 Reserves and Resources and Announces New High-Grade Discovery” and June 25, 2012, “Primero Discovers New High-Grade Vein in West Block”, available on the Company’s website www.primeromining.com or Sedar www.sedar.com.

(2)

Refer to “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico, Effective Date: 11th May 2012, Report Date: 29th June 2012” filed on www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine and 69.2% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The scientific and technical information contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero, who is a “Qualified Person” for the purposes of NI 43-101. Mr. Voicu has reviewed and approved the contents of this news release with respect to the scientific and technical information. Drill samples were prepared by SGS de Mexico, S.A. de C.V. in Durango, Mexico.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “further”, “remains”, “near term”, “continues”, “continues to”, “has intentions”, “estimated” (other than as an historical reference), “intends”, “believe” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “can be”, “would”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's exploration and development programs and plans, the identification of new high-grade veins and the extension of known veins, the drilling program will add value, will increase the mine-life at San Dimas, that exploration in close proximity to existing infrastructure will minimize time to cash flow, that new mineralization in the Victoria vein will be included in the 2014 mine plan and that it could be accessed as early as the first quarter of 2014, and that reserves in the Robertita vein will remain an important contribution to the Company’s near term mine plan, the prospects for identifying new mineralization at the Cerro del Gallo project that there is significant exploration upside at the Cerro del Gallo project, and the Company’s plans for the development of the Cerro del Gallo property, the ability to identify new resources and convert resources and exploration potential into reserves and resources and the Company’s intentions to become an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management including with respect to market conditions; the specific assumptions set forth above in this news release; that the Company does not change its exploration plans; that the geology and vein structures in the Sinaloa Graben and the West Block, and on the Cerro del Gallo property are as expected and that certain veins remain open at depth. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including changes in commodity prices and the costs of project development and construction; the Company may not be able to timely assess and to complete matters necessary to make a construction decision respecting Cerro del Gallo; the ability to obtain permits and lands necessary to bring the Cerro del Gallo project into production; the ability of the Company to generate significant free cash flow; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof a nd accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

364,000 E
366,000 E
368,000 E
400,000 E
402,000 E
Central Block
Perez
Sinaloa Graben
Block
Roberta
Robertita
West Block Area

Victoria Vein
SW
NE
700 msnm
700 msnm
500 msnm
500 msnm
300 msnm
San Mateo Fault
Sinaloa Fault
Victoria Orebody
VIC13_290
VIC13_293
VIC13_287
VIC13_288
VIC13_291
VIC13_289
VIC13_294
VIC13_282
VIC13_284
DDH 2013
Not Significant
DDH 2012
Pending
Planned
0
100
200 m

DDH	Au g/t	Ag g/t	TW m
VIC13_282	5.7	142	1.1
VIC13_284	25.8	318	0.4
VIC13_287	8.7	507	0.7
VIC13_288	3.2	57	2.9
VIC13_289	81.7	4,536	7.2
VIC13_290	19.2	993	3.1
VIC13_291	85.0	2,716	9.1
VIC13_293	57.8	1,724	1.1
VIC13_294	20.8	1,043	11.4

Perez Vein
SW
NE
1,100 msnm
900 msnm
1,100 msnm
900 msnm
LYR13_009
LYR13_002
LYR13_003
LYR13_001
LYR13_007
LYR13_005
LYR13_008
LYR13_004
Favorable Horizon
Sinaloa Fault
0
100
200 m
DDH 2013 Significant
Not Significant
DDH Pending
Planned

DDH	Au g/t	Ag g/t	TW m
LYR13_001	2.3	351	0.6
LYR13_002	7.4	528	11.9
LYR13_003	5.6	445	0.8
LYR13_004	1.8	296	0.5
LYR13_005	5.4	803	0.7
LYR13_007	12.3	206	2.6
LYR13_008	1.0	230	0.4
LYR13_009	12.0	2,109	3.2
	3.8	517	3.8

Robertita Vein
SW
NE
500 msnm
500 msnm
300 msnm
300 msnm
100 msnm
0
100
200 m
ROB13_307
ROB13_305
ROB13_310
ROB13_312
DDH 2013
Not Significant
DDH 2012
Pending

DDH	Au g/t	Ag g/t	TW m
ROB13_305	10.6	601	1.9
ROB13_307	4.0	281	0.4
ROB13_310	21.5	567	0.6
ROB13_312	14.9	552	3.1

LP13-007
La Paz vein
CP13-028
CP13-030
A'
Cerro del Gallo
CP13-032
CP13-034
CP13-027
A
CP13-029
Ave de Gracia vein
AG13-005
AG13-006
CP13-031
CP13-033B
Carmen-Providencia vein
CERRO DEL GALLO
SAN ANTON PROPERTY
LEGEND
Espiritu Santo Siliciclastic group
Rhyolithic tuffs/flows
Felsic Intrusive
Providencia Limestones
San Anton Volcanoclastic group
Epithermal vein
Faults
2013 DDH hole
Old holes (RC or DDH)
ES13-015
Espiritu Santo vein
ES13-016
0
250
500 m

Carmen Providencia Vein

2300 msnm
SW
NE
2300 msnm
CP13-027
(DDH)
2200 msnm
2200 msnm
0
25
50 m
LEGEND
Cristal tuff interbedded with siltstone
Doleritic dyke
Epithermal vein
2100 msnm
CP-015
(RC Drilling 2007)

DDH	Au g/t	Ag g/t	TW m
CP13-027	3.6	116	8.1
CP-015*(*)*	1.3	115	5.2

***(*)* Historical RC hole (2007)**